SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
Public Company

PRESS RELEASE

Provision of Contingencies for the Gas and Energy Segment

(Rio de Janeiro, January 19, 2004) - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the Board of Directors has today authorized the provisioning of R$ 1,480 million with respect to its Energy business for the financial year 2004, before the fiscal impact of income tax and social contribution on profit, and equivalent to approximately the maximum monetary exposure for 2004. These provisions will be booked to the Company’s financial statements for the financial year 2003 and refers mainly to contractual contingencies with merchant power plant and gas supply.

In 2003, the losses incurred from the Energy business amounted to R$ 1,368 million, against provisions of R$ 1,432 million.

The lower than expected demand for electric power following rationing in 2001 was the principal reason for the losses from the Energy business. This weaker market gave rise to difficulties in obtaining sale contracts at prices providing an adequate return on investment.

Although the new regulatory framework model for the electricity sector has now been established, the results will only begin to feed through to Petrobras’ energy segment once the model begins to be implemented by the sector’s market players. The Company believes that this will only take place during the course of 2004. In addition, Petrobras has been taking steps to mitigate its exposure to the industry and in so doing, has been reevaluating its assumptions of the results to be generated by its Energy business in 2004. This has culminated in the decision to set aside the present provisions.

The Board of Directors believes that it would be premature to recognize the provisions as losses above those estimated for the financial year 2004. Once the new model has been implemented, the Company will be reevaluating its outlook for future financial years (2005 onwards).

Finally, we wish to point out that on December 31, 2003, the Net Present Value of the maximum financial exposure of the Energy segment, assuming an annual 12% discount rate, is approximately US$ 1.4 billion, including the provisions now approved for the financial year 2004. This is in line with the corresponding value announced for December 31, 2002 (US$ 1.8 billion), subsequently revised for the first quarter 2003 and then adjusted for the realized amount in the last financial year.

Rio de Janeiro, January 19, 2004.
PETRÓLEO BRASILEIRO S.A. – PETROBRAS

José Sergio Gabrielli de Azevedo
CFO and Investor Relations Director

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2003

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.